Reply to the Attention of	Michael T. Shannon
Direct Line	604.893.7638
Direct Fax	604.893.2381
Email Address	michael.shannon@mcmillan.ca
Our File No.	58783V-48
Date	October 12, 2012

Via EDGAR Correspondence and Delivered

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.
United States of America 20549

Attention: Mr. John Reynolds

Dear Sirs/Mesdames:

Re:	Passport Potash Inc.
Amendment No. 1 to Registration Statement on Form 10
Filed September 21, 2012
File No. 000-54751

     We are counsel for and write on behalf of Passport Potash Inc. (the “Company”) in response to the Staff’s letter of October 5, 2012 (the “Comment Letter”) from the United States Securities and Exchange Commission (the “Commission”) commenting on the Company’s Amendment No. 1 to the Registration Statement on Form 10 (the “Form 10 Amendment No. 1”) filed with the Commission by the Company on September 21, 2012.

     On behalf of the Company we have filed with the Commission, via the EDGAR system, an Amendment No. 2 to the Registration Statement on Form 10 (the “Form 10 Amendment No. 2”) that updates the Company’s Form 10 Amendment No. 1 pursuant to the comments set out in the Comment Letter. We enclose with this letter two copies of Form 10 Amendment No. 2, plus two copies that have been blacklined to show the changes from the Form 10 Amendment No. 1.

     On behalf of the Company, we also provide below our item-by-item responses to the comments made in the Comment Letter. The factual information provided herein relating to the Company has been made available to us by the Company. Paragraph numbering used for each response corresponds to the numbering used in the Comment Letter. Capitalized terms used herein but not defined have the same meanings given such terms in Form 10 Amendment No. 2.

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October 12, 2012

Commission Comment:

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations for the Years Ended February 29, 2012 and February 28, 2011, page 25

1.	We note the table of results of operations presented here does not foot and is not consistent with the statements of operations presented on page 94. Please revise as appropriate.

Company Response:

     We hereby confirm, on behalf of the Company, that the Company has revised the table of results of operations for the years ended February 29, 2012 and February 28, 2011 so that it is consistent with the statement of operations presented on page 94.

2.

We note your revisions in response to comment 9 in our letter dated July 27, 2012. However, we note your discussions of operations include only analysis of the expenses paid by cash. To enhance an investor’s understanding of your business, please revise your discussions here and discussions or interim results of operations on page 23 to include an analysis of expenses related to each significant line item on your statement of operations (e.g., consulting, mineral property option payments and exploration costs, management fees, etc.). Please ensure to quantify separately the effect of each casual factor that you cite for material changes in your financial statement amounts.

Company Response:

     We hereby confirm, on behalf of the Company, that the Company has revised its disclosure about the discussions of results of operations for the three month periods ended May 31, 2012 and 2011 as well as for the years ended February 29, 2012 and February 28, 2011 to include an analysis of expenses related to each significant line item on the Company’s statement of operations so that such discussions do not only provide an analysis of the expenses paid by cash.

Commission Comment:

Liquidity and Capital Resources, page 28

3.

Please expand your response to comment 11 in our letter dated July 27, 2012 to describe clearly the status of your efforts to obtain additional equity financing in order to pursue your plan of operations, including, for example, whether you have obtained any commitments for additional equity financing.

October 12, 2012

Company Response:

     We hereby confirm, on behalf of the Company, that the Company has revised its disclosure to clearly describe the status of the Company’s efforts to obtain additional equity financing in order to pursue its plan of operations by adding the following sentence to the final paragraph under the “Liquidity and Capital Resources” section:

“We are currently examining ways to finance our property acquisitions and operations through equity and/or debt financings, but we currently do not have any firm commitments for financing at this time.”

Commission Comment:

Properties, page 35

4.

Please reconcile your revised disclosure on page 40 that the Bureau of Land Management permits are still in process with your disclosure on page 37 that you control four prospecting permits on federal land.

Company Response:

     We hereby confirm, on behalf of the Company, that the Company has revised its disclosure on page 37 and page 40 so that they are consistent in that the Company has submitted four prospecting permit applications to the Bureau of Land Management and that such applications are currently being reviewed.

5.

We note your response to comment 13 in our letter dated July 26, 2012. Please provide more information regarding the specific worldwide potash projects and respective processing techniques that you have used as a comparison to determine you 8% cut-off grade.

Company Response:

     We hereby confirm, on behalf of the Company, that the Company has confirmed with ERCOSPLAN and the co-authors of the Technical Report for the Holbrook Basin Potash Project that based on the co-authors experience an 8% K2O cut-off grade represents a good moderate value, which is proven by approximately five decades of mining geology of comparatively, relatively thin potash seams which was used for a major potash region in Germany. In general, mining geology can also be performed with lower cut-off grades depending on further optimization. Further, we are sure the SEC understands that more detailed information is intellectual property of ERCOSPLAN.

October 12, 2012

6.

Additionally, based on our understanding of National Instrument 43-101, the indicated and inferred resources defined in your technical report do not appear to be continuously connected. For instance, it appears that separate areas of indicated resources and separate areas of inferred resources have been defined, and that additional sampling in regards to your indicated resources would be needed to allow for the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. Please tell us if your mineral resources meet the Canadian definition of mineral resources and how you have made this determination.

Company Response:

     We hereby confirm, on behalf of the Company, that with respect to the SEC’s request to inform it if the Company’s mineral resources meet the Canadian definitions of mineral resources and how the Company has made this determination, that the Company has confirmed with ERCOSPLAN and the co-authors of the Technical Report for the Holbrook Basin Potash Project, dated March 30, 2012 (the “Technical Report”) as follows:

In determining the potential extent, quality, and volume of the mineral resource in the Company’s current Project Area, ERCOSPLAN was guided by principles for exploration and sampling techniques commonly used in the international potash industry for exploration as well as by the guidelines established by CIM Standards on Mineral Resources and Reserves –Definitions and Guidelines of the Canadian Institute of Mining, Metallurgy and Petroleum, dated November 27, 2010 (“CIM 2010”) and the Canadian Securities Administrators National Instrument 43-101 – Standards of Disclosure for Mineral Projects, effective June 30, 2011 (“NI 43-101”) for reporting reserves and resources. ERCOSPLAN’s detailed assumptions and resulting methodology are/is described in Chapter 14.1 of the Technical Report. The assumptions and stages towards a geological model of the area, which underlies the resource estimate are described in Chapter 14.2 of the Technical Report.

We defined a “Mineral Resource” as defined by NI 43-101 and CIM 2010 as:

“[…] a concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge. The term Mineral Resource covers mineralization and natural material of intrinsic economic interest which has been identified and estimated through exploration and sampling and within which Mineral Reserves may subsequently be defined by the consideration and application of technical, economic, legal, environmental, socio-economic and governmental factors. The phrase ‘reasonable prospects for economic extraction’ implies a judgment by the Qualified Person in respect of the technical and economic factors likely to influence the prospect of economic extraction. A Mineral Resource is an inventory of mineralization that under realistically assumed and justifiable technical and economic conditions might become economically extractable. These assumptions must be presented explicitly in both public and technical reports.”

October 12, 2012

Detailed information about ERCOSPLAN’s resource estimation approach and accompanying calculations is given in Chapter 14.3. For the resource estimation, all recent drill holes and historical drill holes with areas of influence that intersect the Company’s landholdings, for which assay data of the potash horizon with K2O values are available and with consistent data have been used. The Technical Report classifies the potash mineralization in terms of Measured, Indicated and Inferred Resources as defined by NI 43-101 in CIM 2010. This reflects the level of confidence in the extent and grade of the identified potash mineralization. ERCOSPLAN has interpreted the drill hole data in such a way that the present potash horizon is considered a combination of partly non-continuous single potash seams and varying mineralization, which leads to the conclusion that:

  Measured Resources occur within a radius of 300 m of an investigated drill hole
  Indicated Resources occur within a radius of 1,000 m of an investigated drill hole, minus any Measured Resources
  Inferred Resources occur within a radius of 2,000 m of an investigated drill hole, minus any Measured and Indicated Resources in this area.

The historical drill holes still provide important information about the deposit, however, because uncertainty with respect to the quality of geophysical logging and chemical assays remains, the co-authors of the Technical Report are of the opinion that:

  Inferred Resources occur within a radius of 2,000 m of an historical drill hole.

Furthermore, for drill holes that only meet the criterion (c) defined in the resource calculation procedure (1) in this chapter for which economic extractability has to be proven, the co-authors of the Technical Report are of the opinion that:

  Inferred resources occur in a radius of 2,000 m of a drill hole.

Tectonic features delineated by the 2011 seismic survey were also included in the resource model (see Chapter 14.3) .

For “Inferred Mineral Resources” NI 43-101 uses the definition of CIM 2010:

An “Inferred Mineral Resource” is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

October 12, 2012

By definition confidence in the estimate is insufficient to allow the meaningful application of technical and economic parameters or to enable an evaluation of economic viability worthy of public disclosure. To upgrade these resources to higher categories further investigations are necessary.

For “Indicated Mineral Resources” NI 43-101 uses the definition of CIM 2010:

An “Indicated Mineral Resource” is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

In conclusion, ERCOSPLAN states that it followed the guidelines established by CIM 2010 and NI 43-101 for reporting resources.

We hereby confirm, on behalf of the Company, that with respect to the SEC’s comment “Additionally, based on our understanding of National Instrument 43-101, the Indicated and Inferred Resources defined in your Technical Report do not appear to be continuously connected. For instance, it appears that separate areas of Indicated Resources and separate areas of Inferred Resources have been defined,…”, that the Company has confirmed with ERCOSPLAN and the co-authors of the Technical Report as follows:

The different resource categories were assigned to all included holes according to the method described in Chapter 14.3 of the Technical Report. A “continuous connection” of all Radii of Confidence is not possible due to land ownership. Resources were only assigned to the properties held by the Company according to NI 43-101. A continuity of the deposit exists across the neighboring sections belonging to the Hopi tribe (see Figure 15 of the Technical Report).

We hereby confirm, on behalf of the Company, that with respect to the SEC’s comment “…and that additional sampling in regards to your Indicated Resources would be needed to allow for the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit.”, that the Company has confirmed with ERCOSPLAN and the co-authors of the Technical Report that this is not the case. A similar wording is given in Chapter 14.4.1 but refer to Inferred Resources.

October 12, 2012

Commission Comment:

Financial Statement Schedules and Exhibits, page 79

7.

We note that you continue to file numerous exhibits in graphic or image files and not in required ASCII or as text in HTML format as requested in comment 30 in our letter dated July 27, 2012; therefore, we reissue the comment.

Company Response:

     We hereby confirm, on behalf of the Company, that the Company has filed exhibits 3.1.7, 3.1.8, 10.3, 10.6, 10.7, 10.8, 10.9, 10.10, 99.1 and 99.3 in html format.

Commission Comment:

Financial Statements

Consolidated Statement of Operations, Page 81 and 93

8.

We read your response to comment 27 in our letter dated July 27, 2012; however, your revisions do not appear to comply with the guidance of SAB Topic 14.F. We note you have presented certain line items of expenses classified based on the payment arrangement (i.e. cash and stock based) separately. Please revise to remove stock-based expenses presented as separate line items and classify such expenses related to stock based payment arrangement into respective expense captions where related cash compensation costs are ordinarily classified. Detailed information of the impact of stock based compensation can be provided via footnote disclosure.

Company Response:

     We hereby confirm, on behalf of the Company, that the Company has revised the consolidated statement of operations for the three month period ended May 31, 2012 and the year ended February 29, 2012 so that the stock based expenses are not presented as a separate line item and have been included into the respective expense captions.

     On behalf of the Company we sincerely hope and trust that each of the foregoing are clear and satisfactory in this matter and truly responsive to the Commission’s Comment Letter, which the Company has found helpful; however, should the Commission have any further comments or questions arising from any of the same please do not hesitate to contact the writer at 604.893.7638 of our offices at any time.

October 12, 2012

     On behalf of the Company we thank the Commission for its prompt attention to and ongoing cooperation in this matter, and we remain,

Yours very truly,

/s/ Michael Shannon

Michael T. Shannon

cc:	Passport Potash Inc.